SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

C.N.P.J 02.558.144/0001-93 N.I.R.E. nº 29300023892

Publicly-held Company with Authorized Capital

MINUTES OF THE REGULAR MEETING OF THE EXECUTIVE COMMITTEE HELD ON JULY 14, 2004

1. DATE, TIME AND PLACE: July 14, 2004, at 11:00 a.m., exceptionally, in the Capital of São Paulo State, at Av. Roque Petroni Júnior, 1464, 6º andar.

2  ATTENDANCE: The undersigned Executive Officers, representing a quorum in conformity with the Articles of Incorporation.

3. PRESIDING BOARD:   Chairman :       Francisco José Azevedo Padinha

                                              Secretary:        Evandro Luís Pippi Kruel

4. AGENDA/APPROVAL:

4.1. Proposal for approval of granting of security to subsidiary companies - The proposal for granting of security on behalf of Banco Espírito Santo was approved, in face of the loan obtained by the companies Telebahia Celular S.A., in the amount of thirty-eight million, one hundred and eighty thousand North-American Dollars (US$38,180,000.00) and Telergipe Celular S.A., in the amount of fourteen million, three hundred thousand North-America Dollars (US$14,300,000.00) from Banco Europeu de Investimento, which loans will be guaranteed by a security to be granted by Banco Espírito Santo, in conformity with the enclosed letter.

There being nothing else to be discussed, the meeting was closed and these minutes were drawn-up, which after read and found to be in order, was signed by all the Executive Officers. Signatures: Francisco José Azevedo Padinha - Chief Executive Officer; Paulo Cesar Pereira Teixeira - Executive Vice-President, Operations; Luis Filipe Saraiva Castel-Branco Avelar; Executive Vice-President, Marketing and Innovation and Vice-President, IT and Products and Services Engineering; Guilherme Portela Santos - Vice-President, Customers; José Carlos de la Rosa Guardiola - Vice-President, Compliance and Institutional Relations; Javier Rodriguez Garcia - Vice-President, Technology and Networks; Evandro Luís Pippi Kruel - Secretary of the Meeting.

Commercial Registry of Bahia State. I hereby certify the registration in the name of Tele Leste Celular Participações S.A., under nº 96553553, on 08.05.2004. Lafayette Pondé Filho - General Registrar.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2004

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.